# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Legacy Education Inc., CIK 0001836754
CUSIP: 52474R207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 31625 DEPORTOLA ROAD, SUITE 200, TEMECULA, California (CA), 92592
Date of event which requires filing of this statement: 09/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052205

## Reporting persons
- Mink Brook Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 773,395; sole dispositive power 0; shared dispositive power 773,395; aggregate amount beneficially owned 773,395 (6% of the class)
  Comment: This percentage is calculated based upon 12,813,238 shares outstanding as of 9/24/26 disclosed in the company's Form 10-K
- Mink Brook Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 533,643; sole dispositive power 0; shared dispositive power 533,643; aggregate amount beneficially owned 533,643 (4.2% of the class)
  Comment: This percentage is calculated based upon 12,813,238 shares outstanding as of 9/24/26 disclosed in the company's Form 10-K
- Mink Brook Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 239,752; sole dispositive power 0; shared dispositive power 239,752; aggregate amount beneficially owned 239,752 (1.9% of the class)
  Comment: This percentage is calculated based upon 12,813,238 shares outstanding as of 9/24/26 disclosed in the company's Form 10-K
- Mink Brook Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 773,395; sole dispositive power 0; shared dispositive power 773,395; aggregate amount beneficially owned 773,395 (6% of the class)
  Comment: This percentage is calculated based upon 12,813,238 shares outstanding as of 9/24/26 disclosed in the company's Form 10-K
- William Mueller: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 773,395; sole dispositive power 0; shared dispositive power 773,395; aggregate amount beneficially owned 773,395 (6% of the class)
  Comment: This percentage is calculated based upon 12,813,238 shares outstanding as of 9/24/26 disclosed in the company's Form 10-K

## Item 1. Issuer
Name of issuer: Legacy Education Inc.
Address of issuer's principal executive offices: 31625 DEPORTOLA ROAD, SUITE 200, TEMECULA, CALIFORNIA, 92592.

## Item 2. Person Filing
Name of person filing:
Mink Brook Asset Management LLC
Mink Brook Partners LP
Mink Brook Opportunity Fund LP
Mink Brook Capital GP LLC
William Mueller
Address of principal business office or, if none, residence:
Mink Brook Asset Management LLC
201 Summa Street
West Palm Beach, FL 33405

Mink Brook Partners LP
201 Summa Street
West Palm Beach, FL 33405

Mink Brook Opportunity Fund LP
201 Summa Street
West Palm Beach, FL 33405

Mink Brook Capital GP LLC
201 Summa Street
West Palm Beach, FL 33405

William Mueller
c/o Mink Brook Asset Management LLC
201 Summa Street
West Palm Beach, FL 33405
Citizenship:
Mink Brook Asset Management LLC - Delaware
Mink Brook Partners LP - Delaware
Mink Brook Opportunity Fund LP - Delaware
Mink Brook Capital GP LLC - Delaware
William Mueller - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mink Brook Asset Management LLC - 773,395
Mink Brook Partners LP - 533,643
Mink Brook Opportunity Fund LP - 239,752
Mink Brook Capital GP LLC - 773,395
William Mueller - 773,395
Percent of class:
Mink Brook Asset Management LLC - 6.0%
Mink Brook Partners LP - 4.2%
Mink Brook Opportunity Fund LP - 1.9%
Mink Brook Capital GP LLC - 6.0%
William Mueller - 6.0%
Sole power to vote or to direct the vote:
Mink Brook Asset Management LLC - 0
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Shared power to vote or to direct the vote:
Mink Brook Asset Management LLC - 773,395
Mink Brook Partners LP - 533,643
Mink Brook Opportunity Fund LP - 239,752
Mink Brook Capital GP LLC - 773,395
William Mueller - 773,395
Sole power to dispose or to direct the disposition:
Mink Brook Asset Management LLC - 0
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Shared power to dispose or to direct the disposition:
Mink Brook Asset Management LLC -773,395
Mink Brook Partners LP - 533,643
Mink Brook Opportunity Fund LP - 239,752
Mink Brook Capital GP LLC - 773,395
William Mueller - 773,395

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Mink Brook Asset Management LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mink Brook Asset Management LLC: /s/ William Mueller, Managing Member (10/01/2026)
- Mink Brook Partners LP: /s/ William Mueller, Managing Member of its general partner, Mink Brook Capital GP LLC (10/01/2026)
- Mink Brook Opportunity Fund LP: /s/ William Mueller, Managing Member of its general partner, Mink Brook Capital GP LLC (10/01/2026)
- Mink Brook Capital GP LLC: /s/ William Mueller, Managing Member (10/01/2026)
- William Mueller: /s/ William Mueller, William Mueller (10/01/2026)